UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39622

Spartacus Acquisition Corporation

(now known as NextNav Acquisition Corporation)

(Exact name of registrant as specified in its charter)

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

(800) 775-0982

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h 3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, NextNav Acquisition Corporation, formerly known as Spartacus Acquisition Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2021	NEXTNAV ACQUISITION CORPORATION (formerly known as SPARTACUS ACQUISITION CORPORATION)

	By:	/s/ Christian D. Gates
	Name:	Christian D. Gates
	Title:	Treasurer and Chief Financial Officer